Wash Club LA, LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-50,201.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accum. Depreciation	63,667.00
Clearbank	18,144.90
Inter-company Loan:Due To From Wash on Western	-42,252.55
Inter-company Loan:Due To From Weho Wash	33,090.00
Inter-company Loan:Due To From Weho Wash Express	1,500.00
Nissan-Loan	29,602.89
Nissan-Loan #2	29,775.76
Payroll Liability	1,486.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**135,014.92**
Net cash provided by operating activities	**$84,813.60**
INVESTING ACTIVITIES	
Equipment	-27,467.12
Nissan-Van	-30,321.11
Nissan-Van #2	-30,492.06
Net cash provided by investing activities	**$ -88,280.29**
FINANCING ACTIVITIES	
Owner Draw	-2,700.00
Owner's Investment	3,151.71
Retained Earnings	12,154.99
Net cash provided by financing activities	**$12,606.70**
NET CASH INCREASE FOR PERIOD	**$9,140.01**
CASH AT END OF PERIOD	**$9,140.01**

Wash Club LA, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wash Club LA (6132)	9,140.01
Total Bank Accounts	**$9,140.01**
Total Current Assets	**$9,140.01**
Fixed Assets	
Accum. Depreciation	-63,667.00
Equipment	27,467.12
Nissan-Van	30,321.11
Nissan-Van #2	30,492.06
Total Fixed Assets	**$24,613.29**
TOTAL ASSETS	**$33,753.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Clearbank	18,144.90
Inter-company Loan	
Due To From Wash on Western	-42,252.55
Due To From Weho Wash	33,090.00
Due To From Weho Wash Express	1,500.00
Total Inter-company Loan	**-7,662.55**
Nissan-Loan	26,510.97
Nissan-Loan #2	26,666.58
Payroll Liability	1,486.92
Total Other Current Liabilities	**$65,146.82**
Total Current Liabilities	**$65,146.82**
Total Liabilities	**$65,146.82**
Equity	
Owner Draw	-2,700.00
Owner's Investment	3,151.71
Retained Earnings	18,356.09
Net Income	-50,201.32
Total Equity	**$ -31,393.52**
TOTAL LIABILITIES AND EQUITY	**$33,753.30**

Wash Club LA, LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Sales	140,170.51
Total Income	**$140,170.51**
Cost of Goods Sold	
Cost of Goods Sold	1,280.00
Supplies	6,030.44
Total Cost of Goods Sold	**$7,310.44**
GROSS PROFIT	**$132,860.07**
Expenses	
Advertising & Marketing	4,004.97
Auto Expenses	8,839.56
Bank Charges & Fees	109.99
Depreciation Expenses	63,667.00
Dues & Subscriptions	
Royalties	6,882.89
Total Dues & Subscriptions	**6,882.89**
Insurance	2,651.34
Interest Paid	3,733.23
Legal & Professional Services	7,395.75
Office Food	235.53
Office Supplies & Software	2,931.97
Payroll Clearing	0.00
Payroll Expenses	
Payroll Processing Fees	878.22
Payroll Taxes	5,636.53
Wages	47,970.81
Total Payroll Expenses	**54,485.56**
Rent & Lease	5,068.05
Repairs & Maintenance	15,240.12
Telephone	1,074.17
Uncategorized Expense	1,040.79
Uniforms	1,551.58
Utilities	
Gas	1,485.88
LADWP	2,529.60
Trash Removal	133.41
Total Utilities	**4,148.89**
Total Expenses	**$183,061.39**
NET OPERATING INCOME	**$ -50,201.32**
NET INCOME	**$ -50,201.32**

Wash Club LA, LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-50,201.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accum. Depreciation	63,667.00
Clearbank	18,144.90
Inter-company Loan:Due To From Wash on Western	-42,252.55
Inter-company Loan:Due To From Weho Wash	33,090.00
Inter-company Loan:Due To From Weho Wash Express	1,500.00
Nissan-Loan	29,602.89
Nissan-Loan #2	29,775.76
Payroll Liability	1,486.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**135,014.92**
Net cash provided by operating activities	**$84,813.60**
INVESTING ACTIVITIES	
Equipment	-27,467.12
Nissan-Van	-30,321.11
Nissan-Van #2	-30,492.06
Net cash provided by investing activities	**$ -88,280.29**
FINANCING ACTIVITIES	
Owner Draw	-2,700.00
Owner's Investment	3,151.71
Retained Earnings	12,154.99
Net cash provided by financing activities	**$12,606.70**
NET CASH INCREASE FOR PERIOD	**$9,140.01**
CASH AT END OF PERIOD	**$9,140.01**